UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. )1

Comtech Telecommunications Corp.

(Name of Issuer)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

205826209

(CUSIP Number)

MICHAEL PORCELAIN

11147 Glen Orchard Ln

Boynton Beach, Florida 33473

(516) 637-5187

MICHAEL NEIDELL, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2230

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 13, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 205826209

1	NAME OF REPORTING PERSON

MICHAEL PORCELAIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		336,516*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

336,516*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

336,516*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.2%
14	TYPE OF REPORTING PERSON

IN

* Includes (i) 279,872 Shares (as defined in Item 1), including 2,615 Shares held in record name, and (ii) 56,644 Shares issuable within sixty days of the date hereof.

2

CUSIP No. 205826209

1	NAME OF REPORTING PERSON

FRED KORNBERG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		539,434*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

539,434*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

539,434*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.9%
14	TYPE OF REPORTING PERSON

IN

* Includes (i) 7,958 Shares (as defined in Item 1) held in Mr. Kornberg’s ROTH IRA and (ii) 531,476 Shares (100 shares of which have been transferred to record name) held in the GRAT (as defined in Item 3).

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CUSIP No. 205826209

1	NAME OF REPORTING PERSON

OLEG TIMOSHENKO
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

RUSSIAN FEDERATION
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,293,202
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,293,202
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,293,202
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.5%
14	TYPE OF REPORTING PERSON

IN

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CUSIP No. 205826209

1	NAME OF REPORTING PERSON

JAY WHITEHURST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		10,745*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

10,745*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,745*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

* Does not include 11,968 Shares (as defined in Item 1) vesting in August 2025.

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CUSIP No. 205826209

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, par value $0.10 per share (the “Shares”), of Comtech Telecommunications Corp., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 305 N 54th Street, Chandler, Arizona 85226.

Item 2.	Identity and Background.

(a)       This statement is filed by:

(i)	Michael Porcelain, as a nominee for the Board of Directors of the Issuer (the “Board”);
(ii)	Fred Kornberg, as a nominee for the Board;
(iii)	Oleg Timoshenko, as a nominee for the Board; and
(iv)	Jay Whitehurst, as a nominee for the Board.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is a party to that certain Joint Filing and Solicitation Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The principal business address of Mr. Porcelain is 11147 Glen Orchard Ln, Boynton Beach, Florida 33473. The principal business address of Mr. Kornberg is 79 Stone Hill Drive, Syosset, New York 11791. The principal business address of Mr. Timoshenko is 78, Rue de l’Avenir, Luxembourg, 1147, Luxembourg. The principal business address of Mr. Whitehurst is 3110 Westchester Dr., Tarboro, North Carolina 27886.

(c)       The principal occupation of Mr. Porcelain is serving as President and Chief Executive Officer of The Independent Adviser Corporation. Mr. Kornberg is retired. The principal occupation of Mr. Timoshenko is serving as Founder and Operator of Feedback S.à r.l. The principal occupation of Mr. Whitehurst is serving as Founder and Chairman of Couplify.

(d)       During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such entity or person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Each of Messrs. Porcelain, Kornberg, and Whitehurst are citizens of the United States of America. Mr. Timoshenko was born and raised in Ukraine, is a permanent resident of Luxembourg, and a citizen of the Russian Federation.

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CUSIP No. 205826209

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by Mr. Porcelain were purchased with personal funds, and were also acquired in connection with his service to the Issuer. The aggregate purchase price of the 336,516 Shares owned directly by Mr. Porcelain is approximately $4,890,211, excluding brokerage commissions.

The Shares purchased by Mr. Kornberg, which include Shares held in a ROTH IRA account of which Mr. Kornberg is the beneficiary and in the Fred Kornberg Grantor Retained Annuity Trust, #26 U/A DTD 05/09/2024 (the “GRAT”), for which Mr. Kornberg serves as trustee, were purchased with personal funds, and were also acquired in connection with his service to the Issuer. The aggregate purchase price of the 539,434 Shares owned directly by Mr. Kornberg is approximately $9,725,479, excluding brokerage commissions.

The Shares reported owned by Mr. Timoshenko were issued to him pursuant to a Stock Purchase Agreement, dated as of November 14, 2019, as subsequently amended, in connection with the Issuer’s acquisition of UHP Networks, Inc. on March 2, 2021.

The Shares purchased by Mr. Whitehurst were purchased with personal funds, and were also acquired in connection with his service to the Issuer. The aggregate purchase price of the 10,745 Shares owned directly by Mr. Whitehurst is approximately $63,327, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased Shares based on their belief that the Shares, when purchased, constituted an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

On September 13, 2024, Mr. Porcelain delivered a letter to the Issuer nominating a slate of eight (8) highly qualified director candidates, including Mr. Porcelain, Keith Hall, Michael Hildebrandt, Fred Kornberg, Robert Schassler, Dr. Sanyogita Shamsunder, Oleg Timoshenko, and Jay Whitehurst (collectively, the “Nominees”), for election to the Board at the Issuer’s 2024 annual meeting of stockholders (the “Annual Meeting”).

Below are the biographies of the Nominees:

Keith Hall, age 55, currently serves as Founder and Chief Executive Officer of AssuredTek, Inc. (“AssuredTek”), a company focusing on advanced cybersecurity and wireless technology solutions, addressing privacy challenges across a wide range of use cases, since August 2020. At AssuredTek, Mr. Hall oversees strategy, marketing, sales, and engineering. Mr. Hall also serves as a Strategic Advisor for Assured Information Security (AIS) since January 2019. Prior to this, Mr. Hall founded and led Imperium Communication Solutions, a consulting firm providing expert services to the telecommunications sector, from March 2017 to August 2020. Prior to this, Mr. Hall held various leadership positions at Globecomm Systems Inc. (formerly NASDAQ: GCOM) (“Globecomm”), a global provider of satellite-based communications infrastructure and services, where he served as President, Chief Executive Officer, and Chairman of the Board, overseeing the company’s operations across government, telecommunications, media, maritime, and commercial sectors, from 2009 to 2016. Under Mr. Hall’s leadership, Globecomm grew to over $350 million in annual sales and $200 million in recurring services revenue. Mr. Hall received a B.S. in Electrical Engineering from Auburn University and an M.B.A. from Dowling College.

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CUSIP No. 205826209

Michael Hildebrandt, age 51, currently serves as a Senior Investment Professional at Freshford Capital Management, LLC (“Freshford Capital”), an advisory firm providing investment advice and management services to clients, since February 2011. At Freshford Capital, Mr. Hildebrandt invests in industry verticals, including government and construction services, energy, space and satellite, telecom, media, and special situations. Prior to joining Freshford Capital, Mr. Hildebrandt held senior investment roles at Silver Capital Management LLC, a multi-strategy investment fund, and GAMCO Investors, Inc., a global investment management company, where he focused on special situations and private equity initiatives. Earlier in his career, he served as a Private Equity Associate at Aurora Capital and as an Investment Banking Analyst at Salomon Brothers, specializing in mergers and acquisitions within the industrial sector. Mr. Hildebrandt holds a B.S. in Business Administration from Wake Forest University and an M.B.A. in Finance from The Wharton School at the University of Pennsylvania.

Fred Kornberg, age 88, most recently served as a Senior Technology Advisor to the Issuer, a position he held from January 2022 to January 2024. In this role, Mr. Kornberg served as a consultant, providing advice to the Board and senior executives on high-level strategic technology matters, including new program conceptualization, research and development, and technology acquisitions, particularly with respect to the Issuers satellite earth station and radio frequency product lines. Prior to this, Mr. Kornberg had a storied career at the Issuer, where he served as Chief Executive Officer from 1976 until December 2021. He also served as a director from 1971 to December 2022, including as Chairman of the Board until July 2022. Throughout his nearly five decades of service to the Issuer, Mr. Kornberg played a pivotal role in driving the Issuer’s technological advancements and operational success, positioning the Issuer as a market leader in satellite communications and establishing its prominence in 911 public safety products through strategic acquisitions. Mr. Kornberg holds a B.S. and an MSEE from New York University’s School of Engineering.

Michael Porcelain, age 55, currently serves as the President and Chief Executive Officer of The Independent Adviser Corporation, a privately held company that he founded in 1988, which operates various internet websites focused on the professional advisory industries, including TheAdviser.com and 1800ADVISER.com. Mr. Porcelain previously served in various executive roles at the Issuer, including Chief Executive Officer from January 2022 to August 2022, President from January 2020 to August 2022, and Chief Operating Officer from October 2018 to January 2022. Prior to this, Mr. Porcelain served as the Issuer’s Chief Financial Officer from 2006 to 2018, as well as Vice President of Finance and Internal Audit from 2002 to 2006. During his tenure at the Issuer, Mr. Porcelain was instrumental in the development and execution of the Issuer’s business strategies, leading key initiatives such as the expansion of its Next Generation 911 and satellite earth station product lines, and overseeing transformative acquisitions, including a leading 911 call handling software company and UHP Networks, a provider of satellite ground station technology. Since 2017, Mr. Porcelain has also served as a director and Chairman of the Audit Committee for Air Industries Group (NYSE American: AIRI), a manufacturer of precision components and assemblies for large aerospace and defense contractors. He holds a B.S. in Business Economics from the State University of New York at Oneonta and both an M.S. in Accounting and an M.B.A. from Binghamton University. Mr. Porcelain has held an active CPA license since 1996. In 2024, he began serving as an adjunct professor at Adelphi University and prior to that was an Adjunct Professor at St. John’s University since 2013.

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CUSIP No. 205826209

Robert Schassler, age 60, currently serves as an Advisor to Stonepeak Partners LP, a leading alternative investment firm, as well as a member of the board of directors of Intrado Life & Safety, Inc., an emergency communication services company, since October 2023. Mr. Schassler previously served as President and Chief Executive Officer of SCI Technology, Inc., a division of Sanmina Corporation (NASDAQ: SANM), an electronics manufacturing services provider, where he focused on military communications technology solutions within the aerospace and defense industries, from June 2018 to October 2023. Prior to this, Mr. Schassler served as Executive Vice President and General Manager of Nuance Communications Inc. (NASDAQ: NUAN), a leader in speech recognition and AI/machine learning SAAS technologies, from 2015 to 2018. Earlier in his career, Mr. Schassler spent more than twenty years at Motorola Solutions Inc. (NYSE: MSI) (“Motorola”), a video equipment, telecommunications equipment, software, systems and services provider, where he held several executive roles, including Executive Vice President and General Manager of Motorola’s Government, Public Safety, and Commercial Industry business. Additionally, Mr. Schassler has served for over five years on the board of directors for the International Association of Chiefs of Police. Mr. Schassler received a B.S. in Electrical Engineering from the State University of New York at Binghamton and an M.B.A. from San Diego State University. Mr. Schassler has also completed a Chief Executive Officer Fellowship at the University of Chicago and Northwestern University.

Dr. Sanyogita Shamsunder, age 58, currently serves as Chief Operating Officer at NextNav, Inc. (NASDAQ: NN), a company specializing in next-generation positioning, navigation, and timing (PNT) solutions, where she oversees business development, strategy, product and software development, and IT, since May 2024. Dr. Shamsunder also serves as an advisory board member for Meeami Technologies, a leader in audio AI, noise cancellation, speech enhancement, speaker identification, and other audio analytics technologies, since September 2023. Additionally, Dr. Shamsunder serves as a panelist for the U.S. National Science Foundation, an independent federal agency created to promote the progress of science, since January 2023. Dr. Shamsunder previously served as Head of Global Network Edge of Google LLC (NASDAQ: GOOG), a multinational technology company, where she developed the vision and strategic roadmap for Google’s edge networking services, from January 2022 to June 2023. Prior to this, Dr. Shamsunder spent over 15 years in senior executive roles at Verizon Communications, Inc. (NYSE: VZ), a telecommunications company, where she ultimately served as Vice President of Product Strategy and Technology Development from January 2018 to December 2021. In this role, she developed Verizon’s product strategy and led the launch of its 5G network and 4G smartphones, the first large-scale 5G network in the world. Dr. Shamsunder received an M.B.A. from the Wharton School at the University of Pennsylvania and a Ph.D. in Electrical Engineering and Mathematics from the University of Virginia.

Oleg Timoshenko, age 55, currently serves as the Founder and Operator of Feedback S.à r.l., a Luxembourg-based venture fund that focuses on key growth sectors across Europe and the United States, since June 2021. Mr. Timoshenko previously served as the Co-Founder, Chief Executive Officer, and Chairman of Eastar LLC (“Eastar”), a company that specialized in the development, manufacturing, and operations of satellite equipment, from July 2005 to March 2022. In May 2011, Mr. Timoshenko also founded UHP Networks Inc. (“UHP”), a Canada-based company that developed innovative technology transforming the Very Small Aperture Terminal (VSAT) market, which was acquired by the Issuer in March 2021. In addition to his work with Eastar and UHP, in 2005, Mr. Timoshenko co-founded Romantis Group, a telecommunications service provider based in Germany, known for delivering high-quality, bespoke communications solutions. Mr. Timoshenko began his career as a field service engineer before rising to Chief Executive Officer of a regional subsidiary of Deutsche Telekom AG, a German telecommunications company, and later founding several successful high-tech startups. Mr. Timoshenko received an M.S. in Automation and Computer Engineering from the National Research University Moscow Power Engineering Institute.

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CUSIP No. 205826209

Jay Whitehurst, age 65, currently serves as Founder and Chairman of Couplify, an artificial intelligence-based algorithm dating platform, since March 2020. Mr. Whitehurst previously served as Chief Strategy Officer of the Issuer, where he focused on cultivating new accounts and cross-selling commercial solutions to the U.S. government, from November 2022 to May 2023. Prior to that, Mr. Whitehurst served as President of the Issuer’s Trusted Location product line (including at Telecommunications Systems, Inc. (“TCS”)), overseeing product development for location-based platforms, messaging services, and wireless emergency alerts, from 2011 to November 2022. Mr. Whitehurst was a key executive at TCS, which was acquired by the Issuer in 2016. Mr. Whitehurst’s career in telecommunications includes leadership roles such as Chief Operating Officer at Movius Interactive, a global provider of mobile unified communications, as well as President and General Manager of Tekelec Inc.’s Switching Solutions Group. Mr. Whitehurst has also held senior executive positions at Axes Technologies and Nortel Networks, where he developed expertise in wireless communication and public safety sectors. Mr. Whitehurst received a B.S. in Industrial Technology from Appalachian State University and completed the Advanced Management Program at the University of North Carolina’s Kenan-Flagler Business School.

The Reporting Persons have engaged, and intend to continue to engage, in discussions with management and the Board of the Issuer, as well as stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in additional communications with management and the Board of the Issuer, engaging in additional discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capital allocation strategy, capitalization, ownership structure, Board structure (including Board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by the Reporting Persons is based upon 28,493,857 Shares outstanding as of June 30, 2024, which is the total number of Shares outstanding as reported in the Issuer’s Prospectus on Form 424B3 filed with the Securities and Exchange Commission on July 25, 2024.

A.	Michael Porcelain
(a)	As of the date hereof, Mr. Porcelain directly owned 336,516 Shares, consisting of (i) 279,872 Shares, including 2,615 Shares held in record name, and (ii) 56,644 Shares issuable within sixty days of the date hereof.

Percentage: Approximately 1.2%

(b)	1. Sole power to vote or direct vote: 336,516
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 336,516
4. Shared power to dispose or direct the disposition: 0

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CUSIP No. 205826209

(c)	Mr. Porcelain has not entered into any transactions in the Shares of the Issuer during the past sixty days.

B.	Fred Kornberg
(a)	As of the date hereof, Mr. Kornberg directly owned 539,434 Shares, consisting of (i) 7,958 Shares held in Mr. Kornberg’s ROTH IRA and (ii) 531,476 Shares (100 shares of which have been transferred to record name) held in the GRAT, for which Mr. Kornberg serves as trustee.

Percentage: Approximately 1.9%

(b)	1. Sole power to vote or direct vote: 539,434
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 539,434
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Kornberg has not entered into any transactions in the Shares of the Issuer during the past sixty days.

C.	Oleg Timoshenko
(a)	As the date hereof, Mr. Timoshenko directly owned 1,293,202 Shares.

Percentage: Approximately 4.5%

(b)	1. Sole power to vote or direct vote: 1,293,202
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,293,202
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Timoshenko has not entered into any transactions in the Shares of the Issuer during the past sixty days.

D.	Jay Whitehurst
(a)	As the date hereof, Mr. Whitehurst directly beneficially owned 10,745 Shares.[1]

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 10,745
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 10,745
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Whitehurst has not entered into any transactions in the Shares of the Issuer during the past sixty days.

1 Does not include 11,968 Shares vesting in August 2025.

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CUSIP No. 205826209

As of the date hereof, the Reporting Persons collectively beneficially owned in the aggregate 2,179,897 Shares constituting approximately 7.7% of the Shares outstanding.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On September 20, 2024, the Reporting Persons and the other Nominees entered into a Joint Filing and Solicitation Agreement (the “Joint Filing and Solicitation Agreement”) pursuant to which, among other things, the parties agreed (i) to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer, (ii) to solicit proxies for the election of the Nominees at the Annual Meeting, (iii) that the Nominees will not enter into any transactions in the securities of the Issuer without the prior written consent of Mr. Porcelain, and (iv) that Messrs. Porcelain, Kornberg, and Timoshenko will equally bear all pre-approved expenses incurred in connection with the Nominees’ activities. A copy of the Joint Filing and Solicitation Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Each of Messrs. Kornberg, Timoshenko and Whitehurst has granted Mr. Porcelain a power of attorney (collectively, the “POAs”) to execute certain SEC filings and other documents in connection with the solicitation of proxies from the Issuer’s stockholders in connection with the Annual Meeting. The POAs are attached hereto as Exhibit 99.2 and are incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
99.1	Joint Filing and Solicitation Agreement, dated September 20, 2024.
99.2	Powers of Attorney.

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SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 20, 2024

/s/ Michael Porcelain
Michael Porcelain

/s/ Fred Kornberg
Fred Kornberg

/s/ Oleg Timoshenko
Oleg Timoshenko

/s/ Jay Whitehurst
Jay Whitehurst

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